SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 28)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 16 Pages)

CUSIP No.:	291345106	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,544,146
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,544,146
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,544,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,580,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,580,440
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,580,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,038,877
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,038,877
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,038,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,965,212
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,965,212
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,965,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,004,089
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,004,089
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,004,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,580,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,580,440
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,580,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,004,089
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,004,089
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,004,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,584,529
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 92,584,529
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,584,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,584,529
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 92,584,529
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,584,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,073,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 93,073,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,073,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 12 of 16 Pages

Item 5. Interests in Securities of the Issuer	13
SIGNATURES	16

Page 13 of 16 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 28, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 18, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), Amendment No. 19, filed on January 10, 2013 (“Amendment 19”), Amendment No. 20, filed on April 30, 2013 (“Amendment No. 20”), Amendment No. 21, filed on May 9, 2013 (“Amendment No. 21”), Amendment No. 22, filed on March 31, 2014 (“Amendment No. 22”), Amendment No. 23, filed on August 22, 2014 (“Amendment No. 23”), Amendment No. 24, filed on July 1, 2015 (“Amendment No. 24”), Amendment No. 25, filed on October 15, 2015 (“Amendment No. 25”), Amendment No. 26, filed on July 5, 2016 (“Amendment No. 26”) and Amendment No. 27, filed on December 9, 2016 (“Amendment No. 27”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 26, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Except as otherwise provided, defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 27.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2017, which disclosed that there were 60,852,478 Shares outstanding as of May 1, 2017.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes, Bridge Notes and Reimbursement Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 22,544,146 Shares (approximately 29.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (C) 9,102,402 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (D) 1,346,800 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (E) 353,246 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 3,036,294 Shares (approximately 4.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (C) 1,244,771 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (D) 179,156 Shares that can be obtained by Capital Partners (100) upon the conversion of the Bridge Notes and (E) 49,212 Shares that can be obtained by Capital Partners (100) upon the conversion of the Reimbursement Notes.

(iii) Advisors may be deemed the beneficial owner of 25,580,440 Shares (approximately 32.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (3) 9,102,402 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (4) 1,346,800 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (5) 353,246 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (3) 1,244,771 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes, (4) 179,156 Shares that can be obtained by Capital Partners (100) upon the conversion of Bridge Notes and (5) 49,212 Shares that can be obtained by Capital Partners (100) upon the conversion of Reimbursement Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 19,038,877 Shares (approximately 24.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (C) 9,904,157 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) 1,029,196 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (E) 384,882 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 47,965,212 Shares (approximately 47.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (C) 24,951,596 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (D) 2,592,856 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (E) 970,114 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

Page 14 of 16 Pages

(vi) Institutional Advisors II may be deemed the beneficial owner of 67,004,089 Shares (approximately 57.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (3) 9,904,157 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (4) 1,029,196 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (5) 384,882 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (3) 24,951,596 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (4) 2,592,856 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (5) 970,114 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vii) MHRC may be deemed the beneficial owner of 25,580,440 Shares (approximately 32.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(viii) MHRC II may be deemed the beneficial owner of 67,004,089 Shares (approximately 57.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(ix) Fund Management may be deemed the beneficial owner of 92,584,529 Shares (approximately 68.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(x) MHR Holdings may be deemed to be the beneficial owner of 92,584,529 Shares (approximately 68.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xi) Dr. Rachesky may be deemed the beneficial owner of 93,073,827 Shares (approximately 68.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II and MHR Holdings, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 470,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 22,544,146 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 22,544,146 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 3,036,294 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 3,036,294 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 25,580,440 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 25,580,440 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 19,038,877 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 19,038,877 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

Page 15 of 16 Pages

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 47,965,212 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 47,965,212 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 67,004,089 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 67,004,089 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) MHRC may be deemed to have (x) the sole power to direct the disposition of the 25,580,440 Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 25,580,440 Shares which may be deemed to be beneficially owned by MHRC as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of the 67,004,089 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 67,004,089 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 92,584,529 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 92,584,529 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 92,584,529 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 92,584,529 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 97,073,827 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 97,073,827 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) As reported on a Form 4 filed on July 5, 2017, on June 30, 2017, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA received additional Convertible Notes, Bridge Notes and Reimbursement Notes as paid-in-kind interest on the Convertible Notes, Bridge Notes and Reimbursement Notes already held by such Reporting Persons, respectively. Such additional Convertible Notes are convertible into 569,855 Shares (in the case of Master Account), 77,928 Shares (in the case of Capital Partners (100)), 620,048 Shares (in the case of Institutional Partners II) and 1,562,092 Shares (in the case of Institutional Partners IIA). Such additional Bridge Notes are convertible into 84,766 Shares (in the case of Master Account), 11,276 Shares (in the case of Capital Partners (100)), 64,776 Shares (in the case of Institutional Partners II) and 163,192 Shares (in the case of Institutional Partners IIA). Such additional Reimbursement Notes are convertible into 17,250 Shares (in the case of Master Account), 2,404 Shares (in the case of Capital Partners (100)), 18,796 Shares (in the case of Institutional Partners II) and 47,376 Shares (in the case of Institutional Partners IIA). In addition, on May 18, 2017, Dr. Rachesky was granted 40,000 non-qualified stock options as reported on a Form 4 filed on May 24, 2017.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 5, 2017	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact